BAKER & MCKENZIE

April 27, 2005
VIA EDGAR TRANSMISSION


Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 0404
Washington, D.C. 20549-0404
Attention: Ms. Jill S. Davis


     RE:  Gold Reserve Inc.
          Form 20-F, Filed April 1, 2005
          File No. 001-31819

Ladies and Gentlemen:

On behalf of our client, Gold Reserve Inc. (the "Company"), set forth below is the response of the Company to the remaining comments contained in the Staff's letter to Mr. Robert A. McGuinness, Vice President - Finance & Chief Financial Officer, dated April 11, 2005, regarding the
Company's Form 20-F filed April 1, 2005. The Company's initial response was set forth in a letter filed with the Securities and Exchange Commission (the "Commission") on April 20, 2005. As noted previously, the undersigned and Mr. McGuinness have held various phone conferences with Ms. Jill Davis regarding the comments and the Company's preliminary views regarding the issues raised therein. The response below is further to those conversations, and the Company believes its response is consistent with its views on the various issues discussed on those calls. For ease of reference, the comments have been repeated below and divided into sub-sections, with the response set forth below each sub-section.

Background

Prior to responding to the comments in detail, we believe it important to provide the Staff some background information about the Company and its main mining asset - the Brisas project.

The Company was incorporated in 1998 under the laws of the Yukon Territory, Canada, in order to re-domicile to Canada the business of Gold Reserve Corporation, a Montana corporation formed in 1956. In February 1999, following a shareholder vote, the change in domicile was completed when Gold Reserve Corporation became a subsidiary of the Company through an internal reorganization (the "Reorganization"). The Company is now the successor issuer to Gold Reserve Corporation. As part of the steps required to effect the Reorganization, a Registration Statement was filed with the SEC on Form S-4 in October 1998. Following extensive comment  from  the  Staff,  the Registration  Statement  was permitted to go effective in November 1998. After the Reorganization, a shareholder of the Company continued to own an interest in the business that in aggregate was essentially the same as before the Reorganization.

The Company's primary mining asset, the Brisas project, is a gold/copper deposit located in the Km 88 mining district of the State of Bolivar in southeastern Venezuela. The Company, through its subsidiaries, acquired the Brisas project in 1992. To date, the Company has expended over US$80 million on the Brisas project. These costs include property and mineral rights, acquisition costs, equipment expenditures, litigation settlement costs and exploration and development costs. Considerable work has been performed to establish the Brisas project's mineral resource and proven and probable reserves. In early 2005, Aker Kvaerner Metals, Inc. ("Aker Kvaerner"), with the assistance of a number of other consultants, completed a final feasibility study with respect to the Brisas project. Based on the positive conclusions contained in the final feasibility study, management is proceeding with the financing and construction of a mine at the Brisas project. The final feasibility study followed the Company's preliminary feasibility study, which was completed in 1998 (prior to the Reorganization) and updated with additional drilling in 2000. The original preliminary feasibility study was discussed with the Staff in 1998 in response to the Staff's comments to the Company's Registration Statement on Form S-4.

While prepared by Aker Kvaerner, the final feasibility study includes work performed by other independent consultants under the coordination of Aker Kvaerner. For instance, Pincock Allen & Holt performed the geology, mineral resources, proven and probable reserves, mining sections and the financial analysis for the study. SGS Lakefield Research conducted metallurgical pilot plant test work with guidance from Aker Kvaerner. Aker Kvaerner designed the metallurgical process flowsheet while the tailings facility design, hydrology study, geotechnical analysis and geochemical analysis were completed by Vector Colorado LLC.

In sum, previous activities at the Brisas project include:

  Over 800 drill holes or approximately 181,000 meters of
   drilling
  Independent audits of drilling, sampling, assaying
   procedures and ore reserves methodology
  Extensive geotechnical, geophysical, hydrological and
   geochemical studies
  Environmental baseline work/socioeconomic studies
  Advanced stage grinding and metallurgical testwork, including extraction of a 700 tonne bulk sample from an underground shaft for large scale metallurgical testing
  Tailings dam designs
  Mine planning and milling process flow sheet designs

Form 20-F for the year ended December 31, 2004

11.  Differences Between Canadian and U.S. GAAP, page 57

       1. We note your accounting under Canadian GAAP allows for the capitalization of certain exploration costs. However, under U.S. GAAP, the costs of acquiring unproven mining properties and any exploration costs should be expensed as incurred in that you have no proven and probable reserves relating to them that support cash flow projections or fair value measures required by SFAS No. 144 to assess the recoverability of such costs.

       Based in part on the facts described above, as well as the results of its preliminary and final feasibility studies, the Company believes it has proven and probable reserves for purposes of the Commission's Industry Guide 7. Further, prior to completion of the final feasibility study, the Company requested from Behre Dolbear & Company, Inc. ("Behre Dolbear") in May 2003 written confirmation that Behre Dolbear concurred with the Company's view that it had an adequate basis for supporting its reserve estimates under Industry Guide 7. Behre Dolbear provided the Company the letter attached as Annex I. The Behre Dolbear letter relates to findings at the Brisas project dating back to 1999, when the Company first engaged Behre Dolbear to perform audit work with respect to the Brisas project. Behre Dolbear had originally audited the Company's data collection procedures and modeling and mineral reserve methodology with respect to the preliminary feasibility study completed in 1998, as well as the for the 2000 update.

       As to the specific issue of capitalizing costs of acquiring unproven mining properties, pursuant to the guidance contained in EITF 04-3 Mining Assets:
       Impairment and Business Combinations, the Company believes that the approximately $11 million related to acquisition costs of the Brisas project are properly capitalized and the continued classification as an asset on the Company's Balance Sheet is supported by the considerable work performed on the Brisas project.

       Costs  incurred on the Brisas project prior  to  1998
       were capitalized pursuant to FASB 144, paragraph 22, Fair Value (supersedes FASB 121):

          "The fair value of an asset (liability) is the amount at which that asset (liability) could be bought (incurred) or sold (settled) in a current transaction between willing parties, that is, other than in a forced or liquidation sale."

       Prior to the preliminary feasibility study, the cash flows to support the recoverability of capitalized costs would be realized by the sale of "in-the-ground" gold ounces, which is a common practice in the industry. As such, capitalized costs were recoverable either in a sales transaction based on ounces in the ground or as a result of gold and copper production in the future.

       Based on FASB 144, the Company, on an annual basis, evaluated the historical average acquisition price paid per ounce in the ground for gold deposits. The average price paid times the number of gold ounces at the Brisas project consistently exceeded the carrying value or "fair value" of the Brisas project capitalized costs.

       Costs incurred since the completion of the original preliminary feasibility study by JE Mincorp in 1998 were development in nature, as the Company was in preparation of a commercially mineable deposit.

       Based on an analysis of representative transactions (the price paid per gold ounce in the ground) prior to 1998, and the results of the preliminary and final feasibility studies, management maintains that there is a probable future economic benefit and a reasonable basis for capitalizing costs associated with the Brisas project.

       Further, the Company notes that the reserves issue, as well as related issues regarding the expensing or capitalization of the Company's exploration costs, were discussed extensively with the Staff in 1998 at the time of the Reorganization (including as to the results of its 1998 preliminary feasibility study, later updated in 2000). Copies of related correspondence with the Staff are attached as Annex II to this letter. As to issues raised by the Staff at the time of the Reorganization, including with respect to the capitalization of acquisition and exploration costs, the Company understood these issues had been resolved in 1998 as part of its move to Canada at the time final comments were cleared and the Registration Statement on Form S-4 was permitted to go effective. In fact, it is the Company's position that the Commission concurred with its request in the second to last paragraph in the attached November 17, 1998 letter that "no changes be made to existing accounting policy and its US GAAP financial statements." The Company takes this view, in part, since following discussions with the Company and review of related correspondence, the Staff did not request that the Company take the alternative accounting position noted in the last paragraph of the letter.

       Finally, to aid the Staff in its review of the Company's response, as requested by Ms. Davis, attached as Annex III is a summary of exploration and development costs (or the expensing thereof) since 1998. The Staff will note that the Company has not capitalized all exploration or development costs. The Company has capitalized only those costs for which it considered capitalization supportable. The Company would certainly make itself available to discuss with the Staff the year-by-year numbers.

       You  should  not capitalize mining costs  under  U.S.
       GAAP until you are in the development stage as defined in Industry Guide 7.

       Please see our response above as to capitalizing costs in general. In addition, please note, as the Company believes it has proven and probable reserves within the meaning of Industry Guide 7 and since it is proceeding with the financing and construction of the mine, it considers itself a "development stage" company within the meaning of Industry Guide 7.

       In addition, a contract is required to be in place to establish proven and probable reserves when there is not an active market to sell the minerals. As a result, we have traditionally required a sales contract or binding letter of intent to buy the industrial mineral, before we would accept proven and probable reserve designation.

       The Company has provided its response in the letter filed with the Commission on April 20, 2005.

       Based on your disclosures on page 52 in Note 3, it appears some, if not all, of the capitalized exploration costs should have been expensed under U.S. GAAP. As your reconciliation to U.S. GAAP in
       Note 11 does not address these accounting differences, revisions may be required to appropriately reflect these accounting differences. Please revise your disclosures as necessary or supplementally support your accounting position under U.S. GAAP.

       Please see our response above as to capitalizing costs in general. We do note, however, that Note 3 on page 52 contains a typographical error. Instead of "Capitalized exploration costs" it should read "Capitalized exploration and development costs." The Company plans to correct such typographical error with a simple modification to the applicable line item in prospective filings.

I  would appreciate it if you would please call me at  (713)
427-5018  after  your review of the above responses.   Thank
you for your attention to this matter.

Very truly yours,

/s/ Jonathan B. Newton

Jonathan B. Newton



cc: Mr. Robert A. McGuinness